

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05048177

March 23, 2005

John R. Sims
Executive Vice President and General Counsel
Albertson's, Inc.
General Offices
250 Parkcenter Boulevard
P.O. Box 20
Boise, ID 83726

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2005

Re: Albertson's, Inc.
Incoming letter dated February 3, 2005

Dear Mr. Sims:

This is in response to your letter dated February 3, 2005 concerning the shareholder proposal submitted to Albertson's by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated March 10, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 609
New York, NY 10007-2341


Albertsons

February 3, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by The City of New York, Office of Comptroller, Bureau of Asset Management for Inclusion in the Albertson's, Inc. 2005 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Albertson's, Inc. (the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a stockholder proposal and a multiple paragraph "Whereas" clause preceding the Proposal (collectively, the "Proposal") received from The City of New York, Office of Comptroller, Bureau of Asset Management (the "Proponent"). The Proposal, which the Proponent delivered via letter dated December 13, 2004, is attached hereto as *Exhibit A*.

As required in Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also, we are mailing a copy of this letter and its attachments on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the Proxy Materials. As provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

THE PROPOSAL

The resolution included in the Proposal states:

> **RESOLVED:** That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.[1]

[1] The "WHEREAS" clause preceding the resolution is not reproduced here. *See Exhibit A.*

SUMMARY OF REASON FOR EXCLUSION

The Company believes that it may properly exclude the Proposal from the Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view.

REASON FOR EXCLUSION

The Company has already substantially implemented the Proposal, and therefore, it is excludable under Rule 14a-8(i)(10).

The Company already discloses its social, environmental and economic performance in one comprehensive document – its annual Company Profile, which is publicly available for each of the last five years at the following web address:

http://www.albertsons.com/abs_investorinformation/companyinfo/profile.asp

A copy of the 2003 Company Profile is attached hereto as *Exhibit B*.

Under Rule 14a-8(i)(10), a company may exclude a proposal if it has been "substantially implemented" by the issuer. To be substantially implemented, a proposal does not have to be "fully effected." Release No. 20091 (Aug. 16, 1983). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal" and there is no need to have a precise implementation of the proposal. *The Talbots, Inc.* (Apr. 5, 2002); *see also Cisco Systems, Inc.* (Aug. 11, 2003); *Texaco, Inc.* (Mar. 28, 1991). Specifically, a proposal is substantially implemented where a company has already established procedures that relate to the subject matter of the proposal or "essential objectives" of the proposal. *The Talbots, Inc.* (Apr. 5, 2002) (permitting the exclusion of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct); *The Gap, Inc.* (Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

The Proposal requests annual disclosure of the Company's "social, environmental and economic performance" through issuance of a sustainability report. As explained below, the Company already publishes information relating to such matters each year in one comprehensive document, its Company Profile.

1. *Social Performance.*

Quoting from the Proposal's Whereas clause, "sustainability includes: "Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs…" (see *Exhibit A*). Based on this quote, the Company assumes that the Proponent would look favorably upon a report that addresses the Company's commitment to community and interaction with its stakeholders, and that a report addressing such matters would implement the "essential objectives" of the Proposal. With this in mind, the Company refers the Staff to the following information publicly disclosed in the 2003 Company Profile:

- "Energizing Our Associates" (*Exhibit B*, pgs 8 – 11). On these pages of the Company Profile, the Company describes its commitment to its "most valuable assets", its employees. The Company Profile discusses the Company's commitment to developing a diverse workforce, linking pay to performance and providing competitive and comprehensive benefits, offering lifelong learning opportunities to employees and mentoring the future leaders of the Company.

- "Community Involvement" (*Exhibit B*, pgs 12 – 13). On these pages of the Company Profile, the Company summarizes some of the highlights of its ongoing commitment to the communities its stores serve. Community food bank donations, involvement with youth and education programs, the support of a dietician program and the Company-wide volunteer community service program "CORUS" are just a few of the ways the Company interacts with stakeholders such as local communities and related non-governmental organizations.

- "Making Life Easier" (*Exhibit B*, pgs 15 – 18). On these pages of the Company Profile, the Company addresses its interaction with its "clients" – its customers. The Company's "Service First, Second to None" initiative is discussed, as are the tactics used to implement the initiative – tactics such as dual branding, neighborhood marketing, e-commerce, corporate brands and a Focus on Fresh.

Similar topics have been addressed in each of the Company's 1999 through 2002 Company Profiles, all of which are available at the website noted above. The Company has thus substantially implemented the Proposal's request to issue an annual sustainability report on the topic of social performance.

2. *Environmental Performance.*

Again quoting from the Proposal's Whereas clause, "Many investors believe companies that are … environmental stewards … will more likely prosper over the long term." The

Company is proud of its environmental performance and assumes that one of the Proponent's "essential objectives" is to obtain public dissemination of information reflecting the Company's level of commitment to, and efforts involving, environmental matters. With this in mind, the Company refers the Staff to pages 13 – 15 of the 2003 Company Profile. Topics addressed on these pages (with some related disclosures) are:

- "Best Management Practices" – "... a dedicated Environmental Affairs Department continually incorporates pollution prevention and resource conservation initiatives into daily operations..." (*Exhibit B*, pg. 13)

- "Awards" – One of two major environmental awards bestowed upon the Company in 2002 for waste reduction efforts included the "EPA WasteWise Honorable Mention Award for the Very Large Business category". (*Exhibit B*, pg. 13)

- "Properties & Operating Compliance" – "In some cases, the Company purchases and redevelops idle industrial or 'brownfield' properties and remediates to put these impacted properties back into productive use." (*Exhibit B*, pg. 13)

- "Energy Conservation Measures" – 2003 energy conservation initiatives included adding use of environmentally preferred refrigerants as a part of the Company's new store criteria. (*Exhibit B*, pg. 14)

- "Waste Reduction" – "Albertsons continued to work with vendors and packaging companies to support the development and use of recyclable containers." (*Exhibit B*, pg. 14)

- "Recycling" – The Company recycled 466,638 pounds of scrap metal in 2003. (*Exhibit B*, pg. 14)

- "Packaging Update" – "Our new bakery and donut boxes, unveiled in 2003, are composed entirely of recycled paperboard and are 100% recyclable." (*Exhibit B*, pg. 14)

- "Electronic and Computer Recycling" – "Obsolete equipment and parts are ... shipped to recyclers that embrace 'zero landfill' policies." (*Exhibit B*, pg. 15)

- "Climate Change and Emissions Reductions" – "Albertsons began a program in 2003 to quantify, claim and trade Greenhouse Gas Emission Reduction Credits (ERCs)." (*Exhibit B*, pg. 15)

As with its social performance reporting, the Company has addressed this type of environmental information in each of its 1999 through 2002 Company Profiles, all of which are available at the website noted above. The Company has thus substantially implemented the Proposal's request to issue an annual sustainability report on the topic of environmental performance.

3. Economic Performance.

The Proposal also asks that the report disclose the Company's annual economic performance. While the Company already provides extensive financial information to the public and its stockholders through its Annual Report and Form 10-K, Form 10-Qs, earnings releases and Form 8-Ks, key economic metrics are also included with the Company's social and environmental reporting in its Company Profile. The Company refers the Staff to pages 19 – 36 of the 2003 Company Profile. Similar information was provided in prior year Company Profiles.

The disclosures made by the Company in its Company Profile are broadly responsive to the Proposal and encompass its "essential objectives." In short, the Company has substantially implemented reporting procedures similar to those contemplated by the Proposal. Accordingly, the Proposal is excludable from the Proxy Materials under Rule 14a-8(i)(10).

4. The Johnson Controls Letter.

As further support for the excludability of the Proposal under Rule 14a-8(i)(10), the Company directs the Staff to *Johnson Controls, Inc.* (Nov. 14, 2002). In *Johnson Controls* the Staff did not permit exclusion of a proposal requesting a "report dealing with the social and environmental issues related to sustainability", and the Company believes the letter is instructive in the current situation.

The *Johnson Controls* proposal requested disclosure of three key items:

"1. The company's definition of sustainability.

2. A review of current company policies and practices related to social, environmental, and economic sustainability.

3. A summary of long term plans to integrate sustainability objectives throughout company operations."

Among other things, the Staff determined that this level of detail was sufficient to withstand the request of Johnson Controls, Inc. to exclude the proposal as vague. Although the Staff did not disclose its reasoning for this conclusion, the Company finds instructive the Staff's more recent willingness to allow the exclusion of stockholder proposals asking for sustainability reports based on GRI guidelines (see *Albertson's, Inc.* (Mar. 5, 2004); *Smithfield Foods, Inc.* (Jul. 18, 2003)) (the "GRI Proposals").

When comparing the GRI Proposals (which sought to require companies to publish reports based on a complex, expansive and in-flux set of guidelines) to the flexible approach offered by the *Johnson Controls* proposal, the Company sees a rational explanation for the Staff's differing results. In *Johnson Controls* (and, we note, in the Proposal) the proponent gave management the ability to decide how best to implement the proposal. By comparison, the GRI Proposals would have mandated specific disclosures on a multitude of operational matters.

The Company believes that this key difference between *Johnson Controls* and the GRI Proposals provides further support for exclusion of the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If the Proponent is trying to avoid the fate of the GRI Proposals by relying on the *Johnson Controls* approach to obtaining a sustainability report, then the Staff should view the 2003 Company Profile as substantially implementing the Proposal:

- Management has chosen a format for reporting the Company's social, environmental and economic performance in one document, and has chosen the performance indicators to report.
- The Company has shown its commitment to annual reporting of the chosen performance indicators by publishing a Company Profile since 1999.
- Unlike in *Johnson Controls*, the Proposal does not ask that the Company's report define sustainability or disclose its long term plans to integrate sustainability objectives throughout company operations.

As a result, the Company Profile implements the essential objectives of the Proposal.

Conclusion

For the foregoing reasons, the Company believes that the Proposal may be omitted from the Proxy Material and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (208) 395-4129.

Thank you for your attention to this matter.

Sincerely,



John R. Sims
Executive Vice President and General Counsel

cc: Patrick Doherty, The City of New York, Office of the Comptroller

Exhibit A

Proposal



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 13, 2004

Ms. Colleen Batcheler
Vice President and Corp. Secretary
Albertson's, Inc.
250 Parkcenter Blvd.
P. O. Box 20
Boise ID 83726

Dear Ms. Batcheler:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Albertson's, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

Enclosures

Albertson's ltr. 2005



SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

Exhibit B

2003 Company Profile


Albertsons

2003 COMPANY PROFILE

Working hard to make life easier for our customers

Table of Contents

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Company Overview

The Company

Albertsons is one of the world's largest food and drug retailers with annual revenues of over $35 billion. Based in Boise, Idaho, the Company employs more than 230,000 employees and operates approximately 2,500 retail stores in 37 states across the United States, under banners including Albertsons, Jewel-Osco, Acme, Albertsons-Osco, Albertsons-Sav-on, Sav-on Drugs, Osco Drug, Super Saver, Shaw's and Star Market (as of April 30, 2004).

Investor Relations

Nick Kormeluk
Vice President, Investor Relations
Phone (208) 395-6622

Mike Beckstead
Manager, Investor Relations
Phone (208) 395-4468

Media
(208) 395-6392

Stockholder Information

- Stock symbol: ABS
- Listed on the New York and Pacific stock exchanges
- Options traded on the American and Philadelphia stock exchanges
- Shares of common stock outstanding on January 29, 2004: approximately 368 million
- Fiscal year-end: Thursday closest to January 31
- Annual Meeting of Stockholders:
  8:00 a.m. Eastern Daylight Time
  Thursday, June 10, 2004 ~ Sarasota, FL
- Fiscal 2004 (53-week year) quarter end dates:
  April 29, 2004
  July 29, 2004
  October 28, 2004
  February 3, 2005

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Company Values

Vision

Albertsons is a unified team of energized associates obsessed with creating the world's number one food and drug retailer in the areas of market value, scale, profitability, customer service and associate satisfaction.

Mission

Guided by relentless focus on our five imperatives, we will constantly strive to implement the critical initiatives required to achieve our vision.

In doing this, we will deliver operational excellence in every corner of the Company and meet or exceed our commitments to the many constituencies we serve.

All of our long-term strategies and short-term actions will be molded by a set of core values that are shared by each and every associate.

Five Strategic Imperatives

1. Aggressive Cost & Process Control
2. Maximize Return on Invested Capital
3. Customer-Focused Approach to Growth
4. Company-Wide Focus on Technology
5. Energized Associates

Core Values
With an unyielding commitment to integrity, quality and compliance, we will...

1. Drive & passionately implement the spirit of **customer first, second to none**... every day... in all we do.

2. Embrace a strong commitment to **community citizenship... sharing with those in need** our time & our resources.

3. See **change as an opportunity** for growth & renewal...not as a threat.

4. Demonstrate **bias for action & speed** to establish & sustain competitive advantage.

5. Foster a mindset of **continuous improvement** in every process, person & product...creating a culture that **values the ideas of every associate...**relentlessly searches out & transfers **best practices...**believing that there is an infinite capacity to improve everything we do.

6. Create an **uplifting atmosphere for associates...** by practicing **positive leadership** each day... understanding that an organization's attitude always determines its altitude.

7. Build a strong **commitment to diversity...** constantly striving to build an associate population at every level that mirrors our customer base, while also developing formats & products that meet the diverse needs of our society.

8. Establish an uplifting environment of **recognition & reward...** both in the wallet & the heart.

9. Show a clear **intolerance for bureaucracy...** insisting on **excellence in execution... & accountability** for delivering results.

10. **Partner with & reward vendors** who assist us in creating compelling offers for customers & maximizing returns for shareowners.

Company Timeline

1891 Acme founders Samuel Robinson and Robert Crawford open first Acme Market.

1899 Frank Ross and Frank Skiff begin Jewel as a company of door-to-door salesmen selling tea and coffee from the back of horse-drawn wagons.

1915 Samuel M. Skaggs opens the first Skaggs Cash Store.

1917 Acme merges with four Philadelphia grocery stores to form American Stores Company.

1931 Charles Crouch, Lucky Stores founder, and four investors purchase six stores on the San Francisco peninsula — Peninsula Stores, Ltd.

1932 Jewel purchases a chain of 77 stores, creating Jewel Food Stores.

1932 L.J. Skaggs opens the first self-service drug store in Tacoma, Washington, under the Pay Less Drug name.

1935 Peninsula Stores, Ltd., changes name to Lucky Stores.

1937 L.L. Skaggs and Harold Finch found Payless Drug—eventually Osco Drug—in Rochester, Minnesota.

1939 Joe Albertson enters into a partnership with L.S. Skaggs and Tom Cuthbert, Mr. Skaggs' accountant, and opens his first store, in Boise, Idaho. Skaggs family purchases four drug stores in Utah, Idaho and Montana.

1942 Owners Service Company forms from the dissolved Payless Drug operation, and new Osco Drug stores open.

1945 C.J. Call and Ira Brown open first Sav-on Drugs store in San Bernardino, California.

1948 Pay Less Drug changes name to Skaggs Drug Stores.

1951 Albertsons opens first combination food and drug store, a 60,000-square-foot superstore.

1956 Lucky acquires 48 stores in Southern California, doubling the size of the chain.

1957 Albertsons begins incorporating drug stores in new Albertsons Food Centers with the purchase of Sugarhouse Drug in Salt Lake City. Jewel and Eisner Food of Champaign, Illinois, merge.

1961 Jewel forms a partnership with Osco Drug for combination food and drug stores.

1962 Jewel acquires Turnstyle department stores.

1965 Skaggs Drug Stores incorporates under the name Skaggs Drug Centers, Inc.

1966 Jewel acquires Buttrey Food and Drug Stores in Montana.

1968 Lucky Stores acquires Illinois-based Eagle Stores, establishing a national presence.

1969 Albertsons listed on the New York Stock Exchange as ABS. Albertsons/Skaggs partner to create Skaggs-Albertsons combination food and drug stores.

1977 Albertsons/Skaggs partnership dissolves amicably. Jointly held assets are evenly divided.

1978 Albertsons builds Boise General Office.

1979 Skaggs Drug Centers, Inc., acquires American Stores Company and adopts the American Stores Company name; company headquarters moves to Salt Lake City, Utah.

1980 Jewel Companies, Inc. acquires Sav-on Drugs.

1984 American Stores Company acquires Jewel Companies, Inc.

1988 American Stores Company acquires Lucky Stores, Inc.

1992 Albertsons purchases 74 Jewel-Osco combination food and drug stores from American Stores Company.

1998 Albertsons acquires Seessel's, Smitty's, Buttrey's, and certain Bruno's stores.

1999 Albertsons and American Stores Company merge. Lucky Stores change name to Albertsons.

2001 Larry Johnston joins Albertsons as Chairman and Chief Executive Officer. Restructuring begins.

2002 The New Albertsons continues restructuring to create a more efficient company. Company completes market exits in Houston, Nashville, Memphis and San Antonio markets; sells Houston and Tulsa distribution centers.

2004 Albertsons acquires over 200 Shaw's and Star Market stores in New England.

Washington
84

Oregon
54

Idaho
36

Montana
8 32

6 2

South Dakota
1 1

Wyoming
10

Nevada
44 50

California
322 432
14

Utah
47 2

Colorado
52 10

13 12

Kansas
21

79 57
4 23

30

158

Divisions:

NORTHWEST
Division Office: Portland, OR


Albertsons.com
You click. We deliver. Easy.

NORTHERN CALIFORNIA
Division Office: San Leandro, CA


Albertsons.com
You click. We deliver. Easy.

SOUTHERN CALIFORNIA
Division Office: Fullerton, CA


Albertsons Sav-on
Albertsons.com
Max Foods

INTERMOUNTAIN
Division Office: Salt Lake City, UT


Albertsons Sav-on
Sav-on drugs
Food 4 Less

ROCKY MOUNTAIN
Division Office: Aurora, CO


Max Foods
Grocery Warehouse

SOUTHWEST
Division Office: Tolleson, AZ


Albertsons Osco
Albertsons Sav-on
Sav-on drugs
Osco Drug

Albertsons Food & Drug Stores

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

This map reflects division alignments and store counts as of January 29, 2004 (fiscal year end), with the exception of the Shaw's division, which is as of April 30, 2004 (acquisition closing date).



Minnesota
1
15
24
14
1
Michigan
1
181
6
90
45
Missouri
34
Ohio
Kentucky
West Virginia
Virginia
New York
55
Vermont
18
Maine
21
New Hampshire
34
Massachusetts
92
Rhode Island
14
Connecticut
25
New Jersey
61
Delaware
12
Maryland
8
North Carolina
Tennessee
South Carolina
1
Mississippi
Alabama
Georgia
31
Florida
121
DALLAS/FORT WORTH
Division Office: Fort Worth, TX
FLORIDA
Division Office: Maitland, FL
MIDWEST
Division Office: Melrose Park, IL
EASTERN
Division Office: Malvern, PA
SHAWS
Division Office: West Bridgewater, MA
DRUG
Division Office: Scottsdale, AZ
HEADQUARTERS
Boise, ID

1,572 Combination/ Conventional Stores
707 Stand-Alone Drug Stores
26 Warehouse Stores
On-Line Shopping Operating States*

(Total store counts as of January 29, 2004 – does not include Shaw's division)

*See page 21 for specific cities.

ENERGIZING OUR ASSOCIATES

Employing and Energizing a Diverse Work Force

Our Most Valuable Assets At Albertsons our associates are our most valuable assets, and we are working to ensure that we have diverse, qualified people at every level of the business ready for leadership positions. In 2003 the Human Resources team made significant advancements in education and leadership development, introducing new technologies that help create meaningful learning experiences for our associates. We emphasized our commitment to diversity through a quarterly newsletter, a robust training program and an internal network of 27 affinity groups (or networking groups), comprised of more than eight hundred associates across the Company. We also continued to make important changes to our compensation programs to more closely link performance and rewards. As we see it, the role of the Human Resources team is to establish and manage efficient processes that ultimately develop and motivate leaders, giving them every opportunity to enjoy long, successful careers with our great Company.

Attracting Diverse Candidates

Recruiting a Talented and Diverse Workforce From entry-level store clerks to senior-level executives, our goal is to recruit and hire the right candidate for every job, placing a premium on hiring from the neighborhoods we serve. Albertsons regularly participates in minority job fairs and college campus recruiting events across the country to seek out the best candidates. Our management training programs seek potential leaders with diverse skills, interests and backgrounds. These fast-paced courses are designed to prepare trainees for future retail management leadership positions.

Unicru Hiring Management System Energizing our associates and focusing on positive attitudes and customer service begins the moment a candidate applies for a job. We have installed self-service kiosks in the fronts of our stores that enable people to learn about and apply for jobs right on the spot. The kiosks present and collect information in both English and Spanish. The built-in assessment technology provides managers with an objective tool to use in placing candidates in jobs according to each one's strengths. This streamlined hiring process not only helps us make better hiring decisions, but also reduces turnover.

A Culture of Diversity

Albertsons embraces and encourages the inclusion of diverse backgrounds, experiences and perspectives. Our Diversity Mission Statement reflects the significant commitment our Company has made to diversity.

Our Diversity Leadership Council (DLC) ensures that diversity is reflected in our daily business. Company leaders involved in the DLC represent store development, marketing, merchandising, operations, distribution, community relations, human resources, education, and food and drug divisions. The DLC develops opportunities to achieve the Company vision and mission and integrates diversity concepts throughout our Company.

Albertsons promotes diversity around four key concepts —

- **Diversity Representation** – Albertsons focuses on building a workforce at every level that mirrors our customer base. For example, a component of our succession planning strategy includes our Junior Military Officer (JMO) program. This program targets high-caliber minority and female candidates with proven leadership skills; these candidates are hired and moved through the ranks on an accelerated training program. The JMO program is just one example of our continuing commitment to increasing the diversity of our talent pool at all levels.

- **Understanding Differences** – Many activities center on our recognition and appreciation of our valuable associates and their unique contributions. For example, our Courtesy, Dignity and Respect training program gives our managers and management trainees tools to encourage and embrace diversity in the workplace. This interactive, scenario-based program provides different workplace solutions to maintain a positive and harassment-free environment.

- **Managing Our Diverse Workforce** – Diversity programs are embedded in our policies and practices to ensure that we maximize our talented associates. For example, we have 27 affinity groups (or networking groups) that play a significant role in creating an inclusive corporate culture. Our groups include groups for women, Asian-Americans, African-Americans, Hispanics and Latinos. Although these groups are diverse, they share a common focus on our Company's initiatives. Among other benefits, our affinity groups provide a support system and positive forum for professional and personal development, recruitment and retention, as well as community outreach.

- **External Marketplace** – Diversity plans are connected to our customer-focused approach to growth, one of our Company's strategic imperatives. For example, we are actively partnering – and developing strategic relationships – with diverse suppliers. Our goal is to create shopping environments that are exceptionally pleasing to an ethnically or demographically distinct customer base.

Our strong commitment to diversity leads to organizational harmony, operational excellence and improved business results. We firmly believe that a commitment to diversity is critical to our future success.

A Culture of Learning

At Albertsons we're always learning. No matter what the job or location, we strive to learn more, increase skills and find better ideas. We want to be sure that our associates have access to information that's important to them and their development; understand their jobs; have clear career paths; know they are appreciated; and recognize that what they do adds value. In fact, we're building a lifelong learning culture at Albertsons. We want associates to go beyond learning the skills they need for their current job and learn skills that will prepare them for their next job. By providing the tools and education that will give them the best chance to move forward, Albertsons is helping associates build careers.

Our Education, Leadership Development and Communications departments work together to promote lifelong learning.

Education: Lifelong Learning Our lifelong learning culture helps associates actively set and pursue clear learning goals throughout their careers at Albertsons. We're building a curriculum that's filled with learning experiences; associates are able to find new opportunities for intellectual and professional growth and then apply the knowledge gained toward meeting critical business goals. Development, then, becomes an ongoing, everyday activity that's an integral part of everyone's jobs.

Core Curriculum The core curriculum we've built helps to ensure associates have education opportunities throughout their careers. In our core curriculum, learning takes place in the actual work environment and around real work situations, so associates can make meaningful changes in the way they manage and develop people. The experiences in our curriculum are supported with online programs, coaching events and other self-directed activities for personal growth.

> **Leadership Fundamentals** – Designed for newly-promoted managers and supervisors, the Leadership Fundamentals workshop helps associates understand how to manage others through the application of our Company's core values.

Core Values in Action – Designed to develop leaders throughout their careers, Core Values in Action is a learning event that associates will experience throughout their development as they advance in the organization. Group discussion and casework with peers creates a foundation for continuously improving our leadership's integration of our vision, mission and core values into their day-to-day business practices.

Action Leadership Series – Field Leadership for Results for our store operations leaders and Leadership Through Action Learning for our general office leaders engage them in developing new management approaches, improving execution and facilitating cultural change. These companion programs help to develop the same foundational leadership skills throughout our organization, using real life casework that applies to each leader's function.

eLearning/eCommunication Our Company continues to focus on technology by implementing new leading-edge solutions that support learning, communication and collaboration across the enterprise. These technologies provide virtual classroom environments that bring together associates from across the country where they share best practices, are informed of the latest critical business information and learn new skills. Albertsons' Learning Management System enables just-in-time eLearning and tracks individual progress for all types of development. In addition, we have strengthened our broadcast network, so every associate has the opportunity to hear frequent messages from our CEO and their division leadership team.

Succession Planning When we introduced succession planning in 2002, our goals were to identify replacement candidates and help our business leaders identify and develop associates. In 2003 we took aggressive steps to expand our talent management system. We're looking deeper into the organization to identify high-potential candidates earlier in their careers, and creating development plans to ensure these associates gain the skills and experiences necessary to lead our Company in the future.

Mentoring Future Leaders We know the key to developing successful future leaders is to leverage the leadership we have, starting with our company-wide mentoring program. Through mentoring, associates are paired with experienced senior leaders who share experiences and business insights that have helped them to succeed in their own careers.

Communications Albertsons believes in the power of communication. Communication isn't just a one-way street – it moves in all directions and is the "glue" that holds our organization together. Using vehicles such as division newsletters, weekly messages from the CEO, satellite broadcasts and annual division communication meetings, the Communications Department partners with business leaders to help move information quickly across the Company. Simply, we believe that well-informed associates make better decisions for our business and our customers.

Providing Competitive Compensation and Benefits

Albertsons is committed to providing competitive compensation and comprehensive benefits to our associates. A dynamic performance-based pay program was developed and implemented in 2003 for non-union associates. The performance-based pay philosophy, which rewards associates for achieving business goals, is at the heart of all compensation programs, including annual salary or wage reviews, incentive-based compensation, equity compensation, discretionary bonus awards and promotional opportunities.

Employee Assistance Program Albertsons provides an Employee Assistance Program (EAP) to associates who are eligible for Company-sponsored health and welfare plans. The EAP helps our associates solve the challenges of balancing their work and personal lives. Whether they are in need of a childcare or elder care reference, counseling or financial planning assistance, EAP is there to help. Associates can access helpful information through the Internet or by calling a toll-free number.

ASRE Albertsons Savings and Retirement Estates (ASRE), which celebrated its sixty-fifth anniversary in 2003, has been recognized as one of the premier retirement benefit packages in the country. For fiscal 2003, Albertsons made a substantial commitment to associates by contributing over $143 million to participants' accounts. The Company made a profit-sharing contribution of 4.5% of pay, and for participants who elected to contribute a portion of their salary to their ASRE accounts, the Company contributed a matching 40% (up to 6% of pay contributed by the participant).

Medical, Dental and Vision Programs Eligible associates have several medical plans to choose from, including national preferred provider organizations (PPOs). Many areas also offer a point-of-service (POS) option and/or one or more health maintenance organizations (HMOs). Most medical plans include vision care. A dental PPO is offered nationwide and a dental HMO is available in many areas.

Online Benefit Plan Enrollment Albertsons introduced a new online annual enrollment process in 2003. Due to continued restructuring and standardization of our benefit plans we experienced a very high volume of enrollment, and 77% of those elections were made electronically.

Flexible Spending Accounts Two flexible spending accounts, for medical and dependent care expenses, were introduced in 2003. The Medical Flexible Spending Account allows an associate to set aside, on a tax free basis, up to $3,640 annually to cover eligible medical expenses not covered by the health plan (e.g., deductibles, co-pays, over-the-counter drugs). The Dependent Care Flexible Spending Account allows an associate to set aside, on a tax free basis, up to $4,992 each year to cover expenses related to day care for children under the age of thirteen or a dependent adult. In addition to saving our associates money and lowering their taxable income, the flexible spending accounts save the Company money by reducing payroll dollars that are subject to the employer FICA tax.

Life Insurance Program Life insurance benefits were standardized in 2003. Changes were made to both Company-paid life insurance benefit plans and associate-paid voluntary life insurance options to create a common offering company wide.

Salary Continuation, Short-Term and Long-Term Disability Benefits The Company provides salary continuation or short-term disability benefits for associates eligible for Company-sponsored health and welfare plans. Associates also may elect to participate in a long-term disability program at a competitive premium rate.

Voluntary Benefits Voluntary programs are available to associates for such benefits as homeowner, auto and pet insurance, and long-term care. A limited medical plan is also available to associates who do not meet eligibility requirements for the comprehensive Company-sponsored medical plan.

Summary Plan Descriptions Summary Plan Descriptions (SPDs) for all Company-sponsored benefit plans were updated and reissued in 2003. In support of the company-wide focus on technology, these SPDs were distributed on a CD-ROM using a proprietary format that is unique to Albertsons. In addition to the substantial savings realized by the Company over traditional printing and distribution costs, the new format was easy to use and was well-received by associates.

COMMUNITY INVOLVEMENT

Albertsons and its family of stores believe in being good neighbors by contributing to the quality of life in the diverse communities we serve. In 2003 Albertsons provided more than $78 million in cash and in-kind donations, with support focused on hunger relief, youth and education, and health and nutrition.

Hunger Relief

Food Donations In 2003 Albertsons worked to raise public awareness of hunger-relief programs and donated more than 23 million pounds of food and household goods to America's Second Harvest food banks and other local hunger-relief programs nationwide. In addition, with the support of our 200,000 associates and hundreds of thousands of customers nationwide, we sponsored a national food drive – the largest ever in the Company's history. The food drive was kicked off with a $100,000 contribution to America's Second Harvest to expand it's children's after-school hunger-relief and education programs.

Food For All Albertsons continued its support of hunger relief through the Food For All program. Customers and associates across the country raised nearly $525,000 in 2003 to help feed the less fortunate throughout the year.

Health & Nutrition

Dedicated to helping ensure the availability of quality healthcare and human service support in our communities, Albertsons provides extensive healthcare services to our customers. From in-store pharmacy flu immunizations to health screenings for diabetes, cholesterol and osteoporosis, and risk assessments for heart disease and stroke, Albertsons' pharmacy associates provide valuable health services at little or no cost.

A Su Salud/To Your Health In 2003 Albertsons received the Food Marketing Institute's *Neighborhood Partnership Award* for our A Su Salud (To Your Health) health fair program. We started our health fairs in 2002 to serve people who had not traditionally sought preventative medical screenings. To answer this community need we began holding health fairs in our drug stores' parking lots, providing access to free diagnostic screenings, low-cost follow-up care and information about healthcare topics. Among the free screenings offered are height, weight, cholesterol, diabetes, bone density, blood pressure, depression and vision. Albertsons sponsored 230 health fairs in 2003.

Muscular Dystrophy Association For more than two decades Albertsons has supported MDA through several special events and programs that are meaningful to our customers and associates. The Company continued its support of the Muscular Dystrophy Association in 2003 through in-store Muscle Team events, Shamrock sales, Aisles of Smiles and golf tournament fund-raisers. Albertsons presented a $3.2 million check to Jerry Lewis during the 2003 MDA telethon.

Albertsons Corporate Dietitian Program Albertsons Corporate Dietitian program educates thousands of people through our Healthy Eating program. In 2003 the program expanded to our Dallas/Ft. Worth Division, adding to our already established programs in the Northwest, Southwest, Midwest, and Northern and Southern California, as well as Florida and the Intermountain regions.

Youth & Education

Albertsons remains deeply committed to sponsoring valuable programs that promote educational excellence and the nurturing of our youth.

Half-Million Books Through a partnership with the Coca-Cola Company, Albertsons distributed a half-million books to hundreds of schools across the country. Each store director selected three local schools to be the recipients of these books as students headed back to classrooms in the fall of 2003.

Community Partners Card The Community Partners Card program is a partnership between Albertsons and schools (preschool-12), churches and non-profit organizations directly benefiting youth. Albertsons donates a percentage of purchases made by the supporters of participating organizations. At the end of each fiscal quarter we donate a percentage of the total dollar amount of their supporters' purchases to the participating organization. In 2003 the Community Partners Card program gave more than $16 million back to our communities across America.

CORUS Volunteer Program Albertsons' commitment to community citizenship reached new heights in 2003 with the launch of CORUS, a company-wide associate volunteer program. More than 170 chapters across the country were established to organize volunteer events. Our associates contributed almost 800,000 hours of community service during 2003 and made significant contributions to the communities in which we operate.

United Way

Albertsons, in conjunction with our associates, donated over $2.2 million in 2003 to United Way and the social service programs they support.

ENVIRONMENTAL AFFAIRS

Best Management Practices

In addition to Albertsons' commitment to operate our business in full compliance with all applicable environmental regulations, a dedicated Environmental Affairs Department continually incorporates pollution prevention and resource conservation initiatives into daily operations, helping our stores and distribution centers minimize negative environmental impacts on communities we serve.

Awards

Albertsons continues to receive accolades for its resource conservation and sustainability efforts. Two major awards for waste reduction efforts were bestowed upon the Company in 2003.

- EPA WasteWise Honorable Mention Award for the Very Large Business category for our efforts to reduce waste generation company wide
- California Integrated Waste Management Board WRAP 2003 Award for reducing waste generation and increasing resource recycling (six years running)

Properties & Operating Compliance

Albertsons purchases or leases numerous properties each year for development of new stores and fuel centers. Prior to acquisition, the Company's environmental team completes thorough property reviews to avoid unnecessary liability. In some cases, the Company purchases and redevelops idle industrial or "brownfield" properties and remediates to put these impacted properties back into productive use.

Albertsons is committed to maintaining compliance with all applicable federal, state and local environmental regulations for all of our retail and distribution center facilities. Many regulations apply to our facilities – ranging from water resource management, to air quality emissions, to hazardous materials management. The Company's environmental team offers an important technical support resource to help achieve all compliance objectives.

Energy Conservation Measures

In 2003 the Company continued efforts to reduce electricity consumption through the identification and application of energy control and conservation technologies in both new and existing facilities.

Energy-reduction initiatives included:

- Lighting retrofits – Installation of high efficiency lighting systems
- Energy management controls – Installation of computer control hardware and software to help maximize efficiency of refrigeration, air conditioning and electrical systems
- Vending machine & heater controls – Use of motion sensors to allow vending machines and food "wrapper" heaters to operate only when necessary

New store criteria improvements included:

- Skylights with lighting controls to minimize operation of sales floor lights
- Use of environmentally preferred refrigerants (HFCs)
- Use of high-efficiency display cases that keep product temperatures constant while reducing energy usage

Waste Reduction

In an effort to reduce the amount of waste generated at store level, Albertsons continued to work with vendors and packaging companies to support the development and use of recyclable containers. Additionally, the Company continued providing convenient plastic bag recycling centers in its stores to encourage customers to recycle. These resources are used again in the manufacturing of plastic lumber, parking stops and curbing, and other useful products. To promote community recycling, Albertsons stores are listed on the Earth's 911 Web site (www.earths911.org) as a collection center for plastic bags.

Recycling

Our stores and distribution centers continued to recycle corrugated cardboard, plastics, wooden pallets, cooking oil, meat and bone scraps, singe-use cameras and scrap metal. By the numbers:

Food bank donations – 19,901,271 pounds

Plastic–including grocery bags – 5,502,855 pounds

Cardboard boxes (OOC) – 533,236,000 pounds

Scrap metal – 466,638 pounds

Organics/compost diversion – 12,493,460 pounds

Packaging Update

Albertsons continues to support environmental initiatives that reduce costs, improve recycling and increase efficiencies. Our new bakery and donut boxes, unveiled in 2003, are composed entirely of recycled paperboard and are 100% recyclable, including the special plastic window film. Efforts to shift away from wax-coated containers continued throughout the year and Albertsons anticipates many future sustainable packaging improvements.

Electronic and Computer Recycling

Albertsons continues to manage electronic and computer equipment, including batteries, as assets. Obsolete equipment and parts are inventoried, palletized and shipped to recyclers that embrace "zero landfill" policies. If the equipment cannot be sold for reuse, it is scavenged for recyclable parts, a policy which promotes resource conservation while minimizing potential future liability.

Climate Change and Emission Reductions

Albertsons perceives climate change, as it relates to global warming, to be a very real potential risk to the environment, which ultimately could affect our Company, our customers and the communities we serve. We see a great opportunity in targeting and achieving emission reductions that are practically attainable and fully compliant with all applicable environmental regulations. As an added benefit to our energy reduction measures, Albertsons began a program in 2003 to quantify, claim and trade Greenhouse Gas Emission Reduction Credits (ERCs). This initiative combines environmental stewardship with sound business practices.

MAKING LIFE EASIER

Albertsons' food and drug retail operations are located in major metropolitan markets, as well as in secondary markets with substantial growth opportunity. Our customer-focused approach is fundamental to our future and we stand by our brand promise of working hard to make life easier for our customers. We are working on many fronts to uphold this promise. Our Service First, Second to None initiative underscores our absolute commitment to provide excellent service and provides a means for us to improve the customers' shopping experiences. The expansion of our neighborhood marketing focus by growing kosher, organic, Asian and Hispanic platforms allows us to tailor each store to meet the specific needs of our diverse customer base. Our heritage and expertise in the drug store industry differentiates us by appealing to our customers' needs to manage their health and well-being. We strive each and every day to offer the freshest products and best promotional offering.

Brand Promise

Making Life Easier Albertsons operates some of the most trusted brands in America. We believe that our customer-focused approach to growth, backed by the promise of working hard to make life easier for our customers, is positioning our brands to win customers for life!

Our advertising campaign, featuring the talented Patricia Heaton, co-star of television's *Everybody Loves Raymond,* brings this promise to life by demonstrating the endless ways Albertsons' brands make a very real difference in people's lives. Ms. Heaton, a working mother of four boys, lends her own special brand of humor that seems to resonate with women everywhere. These elements together make our commercials entertaining yet unmistakably powerful vehicles for our overall branding communication.

Dual-Branded Combos

Albertsons strategic advantage in today's marketplace comes from the Company's unique heritage in two market formats – food stores and drugstores. Albertsons has decades of experience in serving customers in both market formats. This unique position in the marketplace has enabled the Company to bring together separate retail brands, creating the dual brand combination stores that leverage the Company's separate food and drug experience and brand equity. The Company began expanding the dual brand combo concept in 2001 and has continued to roll-out the dual brand concept through 2003.

Neighborhood Marketing

By tailoring each store to specifically meet the unique customer needs of the neighborhood we are truly delivering on our brand promise to make life easier. We carefully study each population base to determine a multitude of product decisions - from how large the Baby Care Center should be to which product mix best fits the customer base. With approximately 38% of neighborhoods we serve comprised of African-American, Asian, Hispanic and Jewish households, Albertsons' emphasis on ethnic and neighborhood marketing programs is critical to our success.

African-American African-American communities nationwide continue to benefit from Albertsons expanded African-American product selections. For example, in Dallas, our Oak Cliff store boasts one of the largest selections of African-American hair care products in the supermarket industry. Eight of our divisions sponsor a Black History Month celebration, where African-American entrepreneurs and their products are featured in ads throughout the month of February. In fact, Jewel-Osco received two awards from the Public Relations Society of America – Chicago Chapter for their 2003 Black History Month program: the Skyline Award for marketing consumer products and the Award in Excellence for multicultural public relations.

Asian Our Asian product marketing program is an excellent example of how we are tailoring our product offerings to meet the needs of specific populations. Albertsons is providing products based on specific Asian demographics - Filipino, Vietnamese, Chinese, Korean, Thai and Japanese - and the Company continues to identify emerging populations across the country.

Hispanic In 2003 Albertsons continued to expand Latino products in all of our stores as the Hispanic population grows and the interest in Latino cuisine grows with non-Hispanics as well. We've complemented our merchandising efforts with community-based programs as well. Our A Su Salud (To Your Health) program offered 230 health fairs in 2003. These fairs were held in front of drug stores in Southern California, Las Vegas and Kansas City. Five of our divisions also sponsored a program called En Tu Communidad (In Your Community) in 2003 that allows community organizations to raise money in front of our stores. Our store teams and vendors created a festive environment with product samples, giveaways and games.

Kosher Albertsons continues to operate one of the most successful kosher programs in the grocery industry. We now operate fourteen kosher bakeries and eleven kosher delis and kosher meat departments. We provide a selection of kosher foods in every store and offer an expanded selection where appropriate.

Low-Carb Diet Foods In 2003 Albertsons became the first major supermarket chain to carry Atkins' complete product line. The Company expanded our low-carb offering in all stores and introduced hundreds of new products that provide customers additional choices in pursuing a healthy lifestyle.

Natural/Organic and Specialty Foods Albertsons was one of the first mainstream supermarkets to begin offering natural/organic products in our stores and the Company continues to expand product selection in this growing category. Today shoppers will find an expanded natural/organic product offering in more than 700 of our stores and organic produce in all of our stores. Specialty and gourmet foods are also being added throughout our stores.

Loyalty Marketing

Preferred Savings Card In 2003 Albertsons expanded our loyalty marketing program—the Preferred Savings Card—to the Denver, Omaha and Louisiana operating areas. Developed as a proprietary marketing tool for these markets, the card also incorporates best practices of successful loyalty card programs from the Company's other divisions. The program is designed to:

- better understand the unique needs of our customers and deliver the best combination of products, services and value to meet those needs;
- make better overall business decisions and support our category management initiatives;
- grow identical store sales;
- improve our price image with our consumer;
- prevent market share erosion; and
- protect primary shopper loyalty and grow our share of secondary shopper spending.

eBusiness Marketing

Albertsons' Web site, redesigned in 2003, fully supports and extends our brand promise of making life easier. Online customers will find an interactive version of our weekly ads, special money and time saving offers, recipes and meal planning suggestions, a complete direct-order floral program, and much, much more. Albertsons is an industry leader in online grocery shopping. We now offer online shopping in ten major markets extending from coast to coast, the largest geographic reach of any online grocery provider.

Service First, Second to None

Albertsons continues to focus on setting high customer service standards. Our highly successful Service First, Second to None comprehensive audit program measures execution of customer service behaviors in stores across the Company, as well as those of our competitors. Our Service First initiative shows that our customer service execution levels rose in drug stores from 93.1% at the end of 2002 to 95.1% at the end of 2003, and in food stores it rose from 89.4% to 92.9%. This significant accomplishment was achieved through programs that have energized our associates and emphasized to them the importance of customer service.

Albertsons continues to seek new avenues to energize and reward our associates. In 2003 we held our second annual company-wide Checker/Courtesy Clerk Service Challenge competition. Ten grocery teams (one team from each food division) and seven drug store associates (one from each drug area) competed for the customer service title in Las Vegas. Another popular competition in 2003 was the Company's first Store of the Year contest. The program, which recognized outstanding performance among our food and drug stores, was a huge success. Both the Service Challenge and the Store of the Year competition will run again in 2004.

Corporate Brands

Albertsons is leading one of the most powerful private label programs in the supermarket and drug store industry. The Company offers Corporate Brand products in almost every category of the store – from paper products, laundry detergent and cleaning supplies, to refrigerated meats, cheeses, milk and juice, to frozen ice cream, entrees and desserts, to ethnic packaged consumable products. We recognize that Corporate Brand products help to differentiate Albertsons in terms of the competitive retail environment, and there is tremendous opportunity to increase label penetration through more aggressive market support and expansion of our Corporate Brand product line.

essensia™ In 2003 Albertsons launched **essensia**, a line of premium products developed exclusively for Albertsons. Through **essensia** the Company has created a national brand recognized as the new benchmark in private label offerings. Each product starts with a unique recipe or features an essential ingredient or an essential part of the production process that makes them superior to competing national brands in both quality and taste. This premium Corporate Brand is available exclusively at Albertsons and Acme grocery and Sav-on and Osco drug stores nationwide.

Other Corporate Brands Albertsons launched a new line of carbonated soft drinks in 2003: Max Cola brands; personality brands Dr. Bold, Mountain Maze and Duo; and terrific fruit flavors. These outstanding new formulas and flavors were complemented with cutting-edge packaging, new pack sizes and strong marketing support.

Albertsons also introduced three award-winning brands of wine in 2003: **Origin, Jenica Peak** and **Q**. These wines represent some of the most innovative new concepts in the wine industry and are expected to position Albertsons as a leader in the premium wine category. As the industry has seen positive growth in this category, we worked closely with master vintners around the world to develop wines of superior quality that would be available exclusively at Albertsons' family of stores. **Origin** wines hail from vineyards located in the premier wine producing countries of the world. **Jenica Peak** wines capture a true sense of California, and **Q** is a showcase of Sonoma County's true premium wines. These brands were created with our customers' wants and needs in mind and each is packaged with descriptive information to help make it easier for our customers to select the right wine for them.

Focus on Fresh

Our Focus on Fresh – a significant point of differentiation between our stores and all other retail competitors – is a key initiative in supporting our brand promise by positioning Albertsons as the destination of choice for every Fresh category. In step with this initiative, the Company continues to upgrade the entire consumer demand chain to guarantee the availability of the freshest vegetables and fruit, highest quality deli meats, cheeses and salads, the best floral offering, the finest signature cakes and breads, and the best meat and seafood in the industry.

RETAIL LOCATIONS BY DIVISION

DIVISION	TOTAL STORES 1/29/04*	COMBINATION FOOD & DRUG STORES	CONVENTIONAL SUPERMARKETS	STAND-ALONE DRUG STORES	WAREHOUSE STORES	FUEL CENTERS
DRUG STORE	530			530		
SOUTHERN CALIFORNIA	309	240	56		13	16
MIDWEST	282	189	14	79		21
DALLAS/FT. WORTH	233	223		10		70
NORTHERN CALIFORNIA	175	110	64		1	
SOUTHWEST	170	86	1	83		24
NORTHWEST	140	122	18			32
EASTERN	136	91	45			3
INTERMOUNTAIN	136	107	22	5	2	29
FLORIDA	121	121				16
ROCKY MOUNTAIN	73	62	1		10	17
TOTAL – ALL DIVISIONS	2,305	1,351	221	707	26	228

*Does not include Fuel Centers

Does not reflect division realignments subsequent to January 29, 2004 or the addition of the Shaw's division. As of April 30, 2004 (acquisition closing date), the Shaw's division consisted of 204 retail locations.

RETAIL FORMATS

Combination Food & Drug Stores

Combination stores enhance the one-stop shopping experience for our customers – part of our promise to make life easier. Most combination food and drug store formats offer prescription drugs, an expanded section of cosmetics and other non-food items, and specialty departments such as service seafood and meat, bakery, lobby/video, service delicatessen, liquor, and floral. Many also offer meal centers, party supply centers, coffee bars, in-store banks, photo processing and destination categories for beverages, snacks, pet care products, paper products and baby care merchandise. Albertsons' "two stores under one roof" dual branding concept takes combination stores to a new level and differentiates the Company from all of our competitors. The dual-branded combo format doubles the general merchandise product selection while maintaining the store's food product variety. It also features photo finishing, a greater variety of seasonal products, and an expanded cosmetics and beauty care department featuring cosmeticians.

Size 54,525 average square feet

1,351 stores in 27 states

Conventional Supermarkets

Conventional supermarkets offer a full selection in the basic departments of grocery, meat, produce and dairy as well as limited non-food lines. Many conventional stores have an in-store bakery and a service delicatessen.

Size 29,421 average square feet

221 stores in 14 states

Warehouse Stores

Warehouse stores are no-frills stores offering significant savings with special emphasis on discounted meat and produce. Warehouse stores offer shoppers the opportunity to save by purchasing in large quantities.

Size 46,226 average square feet

26 stores in 3 states

Stand-Alone Drug Stores

Stand-alone drug stores are freestanding or in-line drug stores that offer convenient shopping and prescription pickup as well as a wide assortment of general merchandise, health and beauty care products, over-the-counter medications, greeting cards and photo processing services.

Size 18,556 average square feet

707 stores in 16 states

Online Shopping

albertsons.com Albertsons.com, a Web-based grocery shopping service, serves more than 1,311 zip codes in California, Oregon, Washington, Nevada, Idaho and Texas. The service offers shoppers a secure site where they can order from a full online selection of food and drug store items, including fresh products, 24-hours-a-day, seven days a week; and provides additional benefits such as a weekly meal planner, the ability to view weekly ads, special promotions, a store locator feature, the ability to have fresh flowers delivered anywhere in the country and an accessibility site for the visually impaired. Albertsons operates online shopping in the following markets:

Seattle, Washington

Los Angeles/Orange County, California

Dallas/Fort Worth, Texas

Boise, Idaho

Portland, Oregon

San Diego/Riverside, California

San Francisco/Bay Area, California

Las Vegas, Nevada

savon.com Savon.com, Albertsons' online drug store, serves the Company's customers nationwide. The site offers a full range of sundry items, new and refill prescription services, and consumer health information. The Web site gives customers across the country the freedom to have new or refilled prescriptions ready for pick-up at any local Albertsons food or drug store, or have their prescriptions mailed to their doorstep.

savonhealth.com SavonHealth.com offers complete, reliable health information services. Created by healthcare professionals, customers will find tools and resources related to myriad specialized health topics.

Fuel Centers

Fuel Centers, conveniently located near many existing stores, feature three to six fuel pumps and a small building which ranges in size from a pay-only kiosk to a convenience store featuring such items as candy, soft drinks and snack foods. Thirty-eight of our fuel centers also feature car washes.

Size 195 – 1,200 to 3,000 square feet; 33 centers that average 100 square feet

228 total centers in 22 states

Specialty Services & Departments

General Merchandise: 2,304 stores

Lobby/Video: 954 stores

Pharmacy: 1,895 stores

Banking: 794 stores

Service Delicatessen: 1,567 stores

Coffee Bar: 286 stores

Bakery: 1,535 stores

Drive-Thru Pharmacy: 339 stores

Butcher Block: 1,503 stores

Fuel Center: 228 stores

Liquor: 1,585 stores

24-Hour Pharmacy: 92 stores

30 Minute Photo: 1,444 stores

Car Wash: 38 stores

Floral: 1,509 stores

STORE DEVELOPMENT

Store sites are selected and developed using a neighborhood marketing approach to maximize sales and profits, and they are designed specifically to meet the shopping needs of a particular neighborhood. This process uses cross-functional development teams consisting of a real estate specialist, an attorney, an architect, a construction manager, store planners, engineers and purchasing agents. These teams are structured to align with the division teams that they support. With our neighborhood marketing focus community input is fundamental to the design of new buildings and remodeling of existing buildings. The exterior elevation of our stores are designed to be compatible with its neighborhood.

Market Leadership

Analytical Tools Albertsons has implemented analytical tools and market leadership strategies to build successful stores in the right markets. These tools allow Albertsons' senior executives to focus on return on invested capital and to thoroughly evaluate our capital investments so that the Company only invests in value-enhancing markets.

Information System Albertsons has a store development information system that tracks all new store, remodel and fuel center projects. All prospective store sites are visited and approved by a minimum of three members of our senior management team.

In 2003 Albertsons accomplished the following:

- Opened 50 combination food & drug stores, 2 conventional & warehouse stores and 27 drug stores
- Opened 29 fuel centers under the names Albertsons Express, Jewel Express and Acme Express
- Added 44 in-store banks
- Completed 192 store remodels, including 14 expansions
- Added destination categories and departments in many new stores and remodels including: natural foods, beverages, snacks, video, party supplies, floral, pet care, paper products, baby care, beauty care, reading, coffee/ice cream, university booster supplies, home care (maintenance and cleaning supplies), photo and wine
- Closed 15 combination stores, 18 conventional supermarkets and 28 drug stores as part of our effort to continually review all stores and eliminate marginal performers
- Owned 53% of the retail stores we operate (including owned stores on leased land) and owned all distribution centers and most administrative offices
- Ended the year with 195 fuel centers with convenience stores ranging in size from 1,200 to 3,000 square feet and 33 fuel centers with kiosks averaging approximately 100 square feet
- Rolled out "Toys "R" Us products to over 1,900 stores.

DISTRIBUTION OPERATIONS

	GROCERY	FROZEN FOOD	LIQUOR	PRODUCE	MEAT & DELI	HEALTH & BEAUTY CARE	HIGH VOLUME HEALTH & BEAUTY CARE	GENERAL MERCHANDISE	PHARMACEUTICALS	SQUARE FOOTAGE (000'S)
MELROSE PARK, ILLINOIS	•	•		•	•					1,662
LANCASTER, PENNSYLVANIA	•			•	•	•		•		1,413
BREA, CALIFORNIA	•	•			•					1,331
LA HABRA, CALIFORNIA	•		○			•		•	•	1,203
FORT WORTH, TEXAS	•	•		•	•					1,131
PLANT CITY, FLORIDA	•	•	○	•	•		•			1,011
IRVINE, CALIFORNIA	•			•						1,009
ELK GROVE, ILLINOIS	•					•		•	•	933
VACAVILLE, CALIFORNIA	•									854
PORTLAND, OREGON	•	•		•	•					834
PHOENIX, ARIZONA	•	•	○	•	•					734
SALT LAKE CITY, UTAH	•	•		•	•					660
SAN LEANDRO, CALIFORNIA		•		•	•					480
SACRAMENTO, CALIFORNIA	•	•	○	•	•					442
PONCA CITY, OKLAHOMA						•		•	•	420
DENVER, COLORADO	•	•		•	•					388
BOISE, IDAHO						•		•		302
Other Distribution Facilities										
LAS VEGAS, NEVADA			○							30
INDIANAPOLIS, INDIANA			○							22
TOTAL SQUARE FOOTAGE - ALL DISTRIBTION FACILITIES (000'S)										14,859

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

INFORMATION TECHNOLOGY

Information Technology

A company-wide focus on technology is one of Albertsons' five strategic imperatives and a key enabler of the other four imperatives. As such, information technology continues to be an investment priority. The Information Technology team strives to rapidly deliver high quality, valuable, leading edge business solutions by leveraging people, processes and technology. These solutions provide competitive advantage and new opportunities to maximize growth and profitability. The business drives the technology solutions by partnering with Albertsons' Information Technology Department to create a comprehensive strategic plan that is continually evaluated and prioritized through a technology governance process.

Technology initiatives are delivered to all corners of Albertsons' business as follows:

- **Retail Operations and Customer Interaction** – Initiatives are focused on driving cost out and efficiency into the stores' processes; enabling excellent execution of marketing programs and providing unique customer experiences through interaction with appropriate technology.
- **Consumer Demand Chain** – Initiatives are focused on decision-making and execution tools to ensure each store has the right assortment of products at the right price, and on supply chain tools targeted at improving efficiency, accuracy and speed of procuring product, and delivering it from our vendor partners to the stores' shelves.
- **Back Office Operations** – Initiatives are focused on enabling best-in-class financial, human resource and store development processes that form the backbone of a world-class retail company.

Making a Difference at Retail

Front End Systems Fast, friendly customer service is critical in our business. We use technology in our front end systems to give customers at our check stands the most positive experience possible with the proper balance of efficiency and customer service. Our front ends are equipped with PC-based registers, intuitive computerized keyboards for our checkers and color display screens for our customers. We have increased customer convenience and checkout speed by using systems that allow customers to pay with debit cards, credit cards or electronic benefit payments and by using our customer-friendly national check authorization system. Handheld scanners at check stands and in selected departments, such as liquor, lobby and pharmacy, make our associates' jobs more efficient. Our front end system can print detailed customer receipts showing overall promotional savings and continuity points for loyalty card customers. We have implemented self-checkout systems in many stores to provide customers convenience and enable reduced front end labor that can be redeployed toward customer service.

Shop 'N' Scan In 2003 Albertsons piloted "personal shopper" technology in one of our major markets. This technology uses handheld units that allow customers to scan their products as they shop, get targeted offers and receive in-store notification when their pharmacy and/or photo orders are ready. This technology, combined with self-checkout and fast-pay kiosks, creates an extremely efficient and unique shopping experience for our customers.

Automated Hiring Kiosks Albertsons has installed self-service kiosks in the front of all stores that enable potential associates to learn about and apply for jobs right on the spot, increasing both the size and quality of the applicant pool. Candidates complete an assessment (in either English or Spanish) that evaluates key personality characteristics that are required for dependability, customer service and management. The kiosk is augmented by a back-end application that automatically tracks and screens applicants, allowing hiring managers to easily identify the best candidates. This streamlined hiring process saves time and ultimately reduces turnover by hiring the right associates for the right jobs the first time.

Front End Sales Forecasting Today's busy lifestyles leave less time for shopping than in the past. To ensure our customers' visits to our stores flow as smoothly as possible, our front end managers focus on checkout effectiveness. Forecasting systems that are based on store activity help our store managers to customize staffing schedules to fit customer flow and sales patterns in each store. The end result is that we can ensure excellent service for our customers at all times.

Pharmacy Computer Systems

A state of the art computer system helps our pharmacists assist our customers. This system provides enhanced drug-interaction and allergy screenings, insurance billing, patient counseling information and drug information to increase accuracy of all prescriptions. Customers can refill prescriptions over the Internet or over the phone. We also are giving both customers and pharmacists more access to online health-related information to help them manage disease and promote good health. The pharmacy systems also incorporate strict controls to protect the privacy of our customers' personal health information by allowing access to this information by only the trusted health professionals in our pharmacies. We also have enabled all of our pharmacies with E-Prescribing technology. E-Prescribing uses the latest in communications technologies to communicate prescription information between doctors and pharmacists quickly, accurately and efficiently in a highly secure, confidential environment. Some of the other technologies to be employed in our pharmacy systems include flat panel color touch screens, imaging, paperless workflow, electronic prescription capture, and biometric devices for user identification and sign on.

Pharmacy Robotics Albertsons utilizes robotics technology in selected pharmacies to automatically fill prescriptions. This allows our pharmacies to leverage prescription growth by processing more prescriptions more efficiently, without adding staff and without compromising sales and service levels. This is particularly important due to the shortage of pharmacists and serves to both attract and retain the best pharmacists in the industry. Automated prescription filling also enhances quality assurance through imaging and barcode scanning controls. The end result is a reduced pharmacy labor cost per prescription while simultaneously allowing pharmacists to focus more of their time on customer service and health education.

Real-Time Information Delivery

Real-time information delivery systems allow us to capture, track and integrate transactions at every level of the business. We are currently transmitting sales for every front end transaction as they occur to a large data warehouse located in our technology center. This data can then be leveraged by combining it with forecasts, inventory levels and velocity tracking algorithms to alert various constituents throughout the supply chain. This creates an adaptive supply chain that can react in real-time. By informing the right associates at the right time with actionable information to react to the constantly changing conditions, our stores can improve product availability and avoid lost sales opportunities. We continually explore new opportunities to leverage the data warehouse through new decision-support and analytical tools as well as through expanding the scope of the data collected.

Business to Business (B2B)

Data Synchronization Albertsons is implementing item registration and data synchronization services by partnering with UCCnet and our suppliers to streamline the collection of accurate product data, creating a single source to provide this information to all departments within the Company. These services will enable Albertsons and its vendor partners to take significant costs out of the supply chain by reducing costly administrative errors in invoice pricing, purchase orders and product delivery while also improving scanning accuracy. In addition, the

Company will be able to increase the speed of getting new products to market and facilitate changes to existing item information. Synchronized data in a standard format also provides a solid foundation for realizing the true cost savings of more advanced e-commerce tools such as scan-based trading and collaborative, planning, forecasting and replenishment (CPFR).

Trading Exchanges Trading exchanges unite the buy and sell sides of a business process and create efficiencies and cost reductions that are substantial. Albertsons is a founding member, along with sixteen other retailers, of the World Wide Retail Exchange (WWRE) established in March 2000 for the retail community. Through e-procurement and supply-side Web initiatives, the supply chain costs — both for the retailers and the suppliers — will continue to decrease considerably for products we buy both for internal use and for resale to our customers. E-procurement and, more specifically, online auctions are already creating tremendous savings for Albertsons.

Advanced Technology R&D

Albertsons' Advanced Technology group provides technical leadership in identifying, evaluating and recommending technologies, solutions and products to anticipate technology needs and trends. Participation in industry leading standards groups, such as Global Commerce Initiative (GCI), UCCNet and WWRE, ensures technology solutions that extend the enterprise to include our partners. Through vendor round tables, technology and retail experts define future direction and create industry leading solutions for Albertsons. Industry changing technology trends, such as RFID, customer kiosks, personalized Web sites and customer enabled in-store wireless networks, are examples of Albertsons' focus on new technology.

Networking

Utilizing broad-band IP-based telephone and satellite networks, Albertsons is meeting our ever growing data, voice and video needs. This unifying communication infrastructure creates a seamless collaboration framework, enabling such critical applications as: real-time data collection from point-of-sale and distribution systems, broadcast and interactive video and Web conferencing, and interconnecting the thousands of internal computers to our suppliers and business partners.

Mobile Computing

Wireless radio-frequency handheld units are connected to each store's local-area network. These units increase store associates' productivity and accuracy in ordering and receiving products, auditing shelf prices, and managing inventory. Wireless platforms are also used to reduce the costs of wiring for cash registers and scales and they are used in several new customer and associate interactive applications such as personal shopper and store hiring kiosks.

State of the Art Technology Center

Albertsons operates a state of the art technology center in Boise, Idaho. This 33,000 square foot facility is the nerve center for the applications that enable our customers' 1.4 billion shopping experiences at Albertsons each year. Our focus on capacity expansion, redundancy, high availability and security was key in the design of this center. Over sixty terabytes of information are stored and processed supporting all of our retail, distribution and office locations. Around-the-clock business requirements drive our service levels which are monitored and maintained by the operations control center. This world-class technology center favorably positions Albertsons to provide information technology services that will give the Company a competitive advantage – maximizing growth, profitability and new opportunities.

Five-Year Trends

Income Statement



Sales
(dollars in billions)
$36
$36
$37
$36
$35*
40
35
30
25
20
15
10
5
0
'99
'00
'01
'02
'03



Gross Margin
(percent)
29.50%
29.00
28.50
28.00
27.50
27.00
26.50
26.00
27.52%
28.43%
28.48%
29.13%
28.59%
'99
'00
'01
'02
'03



Sales % Increase
(Decrease)
5.00%
3.50
2.00
0.50
-1.00
-2.50
4.04%
(2.27%)
3.11%
(2.67%)
(0.53%)
'99
'00
'01
'02
'03



Selling, General and
Administrative Expenses
as a % to Sales
25%
24
23
22
21
20
19
18
23.07%
23.79%
23.85%
24.13%
24.90%
'99
'00
'01
'02
'03



Earnings from
Continuing Operations
(dollars in millions)
$900
800
700
600
500
400
300
200
$395
$746
$496
$865
$556
'99
'00
'01
'02
'03

- Certain reclassifications have been made in prior years to conform to classifications used in the current year.

* *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Income Statement


Operating Margin
(percent)
5.00%
4.50
4.00
3.50
3.00
2.50
2.00
3.26%
4.57%
3.54%
5.10%
3.72%
'99
'00
'01
'02
'03


Earnings From Continuing
Operations as a % to Sales
3.00%
2.50
2.00
1.50
1.00
0.50
0.00
1.09%
2.10%
1.36%
2.43%
1.57%
'99
'00
'01
'02
'03


Net Earnings
(dollars in millions)
$900
800
700
600
500
400
300
200
$404
$765
$501
$485
$556
'99
'00
'01
'02
'03


Net Earnings
as a % to Sales
3.00%
2.50
2.00
1.50
1.00
0.50
0.00
1.11%
2.15%
1.38%
1.36%
1.57%
'99
'00
'01
'02
'03


Net Earnings Per Share
– Diluted
(dollars)
$2.50
2.00
1.50
1.00
0.50
0.00
$0.95
$1.83
$1.23
$1.22
$1.51
'99
'00
'01
'02
'03

Balance Sheet



Total Assets
(dollars in billions)
$17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
$15.7
$16.0
$16.0
$15.2
$15.4
'99
'00
'01
'02
'03



Return on Average Assets
(percent)
6.0%
5.0
4.0
3.0
2.0
1.0
0.0
2.6%
4.8%
3.1%
3.1%
3.6%
'99
'00
'01
'02
'03



Stockholder's Equity
(dollars in billions)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.7
$5.7
$5.9
$5.2
$5.4
'99
'00
'01
'02
'03



Return on Average
Stockholder's Equity
(percent)
20.0%
15.0
10.0
5.0
0.0
7.2%
13.4%
8.6%
8.7%
10.5%
'99
'00
'01
'02
'03

- Certain reclassifications have been made in prior years to conform to classifications used in the current year.
- Balance sheet amounts are as of the fiscal year end.

Balance Sheet



Total Debt**
(dollars in billions)
$6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.6
$6.0
$5.5
$5.4
$5.3
'99
'00
'01
'02
'03



Total Capital*
(dollars in billions)
$12.0
10.0
8.0
6.0
4.0
2.0
0.0
$11.3
$11.7
$11.4
$10.6
$10.7
'99
'00
'01
'02
'03



Total Debt to
Stockholder's Equity Ratio
110.0%
100.0
90.0
80.0
70.0
60.0
50.0
98.7%
105.8%
92.5%
103.4%
98.9%
'99
'00
'01
'02
'03

* See reconciliations in footnotes on page 35

** Total Debt includes capital lease obligations.

Information in this document is as of the Company's fiscal year-end, January 29, 2004, unless noted otherwise.

Cash Flow and Dividends

EBITDA*
(dollars in billions)



$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$2.1
$2.6
$2.2
$2.3
$2.3
'99
'00
'01
'02
'03

Net Cash Provided by Operating Activites
(dollars in billions)



$2.5
2.0
1.5
1.0
0.5
0.0
$1.4
$1.8
$2.0
$2.1
$1.5
'99
'00
'01
'02
'03

Annual Dividends Per Share
(dollars)



$0.80
0.75
0.70
0.65
0.60
0.55
0.50
$0.72
$0.76
$0.76
$0.76
$0.76
'99
'00
'01
'02
'03

Cash Dividends Declared
(dollars in millions)



$320
300
280
260
240
220
200
$298
$317
$309
$300
$279
'99
'00
'01
'02
'03

* See reconciliation of EBITDA in footnotes on page 35.

Three-Year Quarterly Statistics

(dollars in millions except per share amounts)

	First	Second	Third	Fourth
SALES				
2003*	$ 8,937	$ 9,053	$ 8,796	$ 8,650
2002	8,921	8,941	8,657	9,107
2001	8,994	9,235	9,036	9,340
SALES INCREASE (DECREASE) OVER PRIOR YEAR				
2003	0.18%	1.26%	1.60%	(5.02)%
2002	(0.81)	(3.18)	(4.19)	(2.49)
2001	3.34	3.74	4.10	1.35
OPERATING MARGIN				
2003	4.26%	4.08%	2.90%	3.63%
2002	5.46	5.81	4.44	4.67
2001	4.79	(1.56)	4.62	6.33
EARNINGS FROM CONTINUING OPERATIONS				
2003	$ 172	$ 162	$ 92	$ 130
2002	232	244	190	199
2001	184	(154)	177	289
EARNINGS FROM CONTINUING OPERATIONS AS % TO SALES				
2003	1.92%	1.80%	1.04%	1.50%
2002	2.59	2.72	2.19	2.20
2001	2.05	(1.68)	1.96	3.11
NET EARNINGS				
2003	$ 172	$ 162	$ 92	$ 130
2002	(165)	257	188	205
2001	186	(151)	176	290
NET EARNINGS PERCENT TO SALES				
2003	1.92%	1.80%	1.04%	1.50%
2002	(1.85)	2.87	2.17	2.26
2001	2.04	(1.64)	1.95	3.12
EARNINGS PER SHARE - DILUTED				
2003	$ 0.47	$ 0.44	$ 0.25	$ 0.35
2002	(0.40)	0.63	0.47	0.54
2001	0.46	(0.37)	0.43	0.71
LIFO CHARGES (CREDITS) BEFORE INCOME TAXES				
2003	4	4	4	(25)
2002	5	5	0	(12)
2001	7	7	8	(21)

- Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly Earnings Per Share – Diluted may not equal the annual Earnings Per Share – Diluted.
- Year refers to the calendar year in which fiscal year commences.
- Certain reclassifications have been made in prior years to conform to classifications used in the current year.

* *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Five-Year Annual Statistics

(dollars in millions except per share amounts)

YEAR	SALES	% INCREASE (DECREASE)	COMPARABLE 52/53 WEEK % INCREASE	GROSS PROFIT	GROSS MARGIN	S, G & A EXPENSES	S, G & A EXPENSES % TO SALES
2003	$ 35,436*	(0.53)%		$ 10,130	28.59	$ 8,822	24.90
2002	35,626	(2.67)		10,378	29.13	8,598	24.13
2001	36,605	3.11		10,426	28.48	8,731	23.85
2000	35,501	(2.27)	3.80%	10,092	28.43	8,444	23.79
1999	36,326	4.04	5.40	9,996	27.52	8,382	23.07

YEAR	OPERATING PROFIT	OPERATING MARGIN	EARNINGS BEFORE INCOME TAXES	INCOME TAX EXPENSE	EFFECTIVE TAX RATE	NET EARNINGS	NET EARNINGS % TO SALES
2003	$ 1,318	3.72	$ 906	$ 350	38.63%	$ 556	1.57%
2002	1,817	5.10	1,405	540	38.43	485	1.36
2001	1,296	3.54	863	367	42.53	501	1.38
2000	1,624	4.57	1,243	497	39.98	765	2.15
1999	1,181	3.26	846	451	53.31	404	1.11

YEAR	NET EARNINGS % INCREASE (DECREASE)	DEPRECIATION & AMORTIZATION	GOODWILL AMORTIZATION	RENT EXPENSE	INTEREST EXPENSE DEBT	INTEREST EXPENSE CAPITALIZED LEASES	LIFO CHARGE (CREDIT) BEFORE INCOME TAXES
2003	14.6%	$ 969	$ 0	$ 320	$ 374	$ 36	($13)
2002	(3.2)	943	0	323	377	35	($2)
2001	(34.5)	913	56	309	401	30	1
2000	89.4	944	57	302	366	27	(23)
1999	(49.6)	853	58	301	320	27	30

- Fiscal 1999 was a 53-week year.
- Year refers to the calendar year in which fiscal year commences.
- Certain reclassifications have been made in prior years to conform to classifications used in the current year.

* *Excluding the food stores in the Southern California Division during the labor dispute in that market, it is estimated that sales would have been over $800 million higher in 2003.*

Five-Year Annual Statistics (cont.)

(dollars in millions except per share amounts)

YEAR	EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION (FIFO BASIS)	EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION % TO SALES (FIFO BASIS)	CURRENT ASSETS	CURRENT LIABILITIES	WORKING CAPITAL*	LAND, BUILDINGS & EQUIPMENT, NET	TOTAL ASSETS
2003	$ 2,271	6.41%	$ 4,419	$ 3,685	734	$ 9,145	$ 15,394
2002	2,279	6.40	4,268	3,448	820	9,029	15,211
2001	2,212	6.04	4,623	3,596	1,027	9,282	15,981
2000	2,573	7.25	4,358	3,411	947	9,558	16,094
1999	2,106	5.80	4,591	4,069	522	8,911	15,719

YEAR	INVENTORIES (LIFO)	CAPITAL EXPENDITURES (INCLUDING CAPITAL LEASES)	CURRENT & LONG-TERM DEBT	CURRENT & LONG-TERM CAPITALIZED LEASE OBLIGATIONS	STOCKHOLDERS' EQUITY	SHARES OUTSTANDING (NET OF TREASURY) (IN MILLIONS)	EARNINGS PER SHARE – BASIC
2003	3,035	$ 1,156	4,958	366	5,381	368	$ 1.51
2002	2,973	1,434	5,055	321	5,197	372	1.22
2001	3,196	1,534	5,183	290	5,915	407	1.23
2000	3,364	1,833	5,777	247	5,694	405	1.83
1999	3,481	1,868	5,423	206	5,702	424	0.96

YEAR	EARNINGS PER SHARE – DILUTED	CASH DIVIDENDS PER SHARE**	CASH DIVIDENDS DECLARED**	PRICE RANGE OF STOCK (NYSE)	FISCAL YEAR END STOCK PRICE	FISCAL YEAR END P/E RATIO	NUMBER OF STORES
2003	$ 1.51	$ 0.76	$ 279	24.19 - 17.76	24.14	16.0	2,305
2002	1.22	0.76	306	35.49 - 18.85	20.92	17.2	2,287
2001	1.23	0.76	309	36.99 - 27.00	28.75	23.4	2,421
2000	1.83	0.76	315	39.25 - 20.06	28.63	15.6	2,512
1999	0.95	0.72	298	61.94 - 29.00	30.00	31.7	2,492

* Working Capital equals Current Assets minus Current Liabilities.

** Prior to the merger with Albertsons on June 23, 1999, American Stores Company did not pay a dividend.

Footnotes

(dollars in millions)

Total Debt Reconciliation	1999	2000	2001	2002	2003
Current Capital Lease Obligations	19	20	14	14	14
Long Term Capital Lease Obligations	187	227	276	307	352
Current & Long Term Capital Lease Obligations	**206**	**247**	**290**	**321**	**366**
Current Debt	620	62	123	105	506
Long Term Debt	4,803	5,715	5,060	4,950	4,452
Current & Long Term Debt	**5,423**	**5,777**	**5,183**	**5,055**	**4,958**
Current & Long Term Capital Lease Obligations	206	247	290	321	366
Current & Long Term Debt	5,423	5,777	5,183	5,055	4,958
Total Long Term Debt	**5,629**	**6,024**	**5,473**	**5,376**	**5,324**

Total Capital Reconciliation	1999	2000	2001	2002	2003
Total Debt	5,629	6,024	5,473	5,376	5,324
Total Stockholders' Equity	5,702	5,694	5,915	5,197	5,381
Total Capital	**11,331**	**11,718**	**11,388**	**10,573**	**10,705**

EBITDA Reconciliation	1999	2000	2001	2002	2003
Sales	$36,326	$35,501	$36,605	$35,626	$35,436
Net Earnings	404	765	501	485	556
Income Taxes	472	509	372	457	350
Interest Expense, Net	347	378	425	396	409
Depreciation & Amortization	853	944	913	943	969
EBITDA without adjustments for LIFO	2,076	2,596	2,211	2,281	2,284
% to Sales	5.71%	7.31%	6.04%	6.40%	6.45%
LIFO	30	(23)	1	(2)	(13)
EBITDA adjusted for FIFO	**2,106**	**2,573**	**2,212**	**2,279**	**2,271**
% to Sales	5.80%	7.25%	6.04%	6.40%	6.41%

Forward-Looking Information

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

All statements other than statements of historical fact contained in this and other documents disseminated by the Company, including statements regarding the Company's expected financial performance, are forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. In reviewing such information about the future performance of the Company, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information since predictions regarding future results of operations and other future events are subject to inherent uncertainties. These statements may relate to, among other things: statements of expectation regarding the results of operations had the labor dispute in southern California not occurred; investing to increase sales; changes in cash flow; increases in general liability costs, workers' compensation costs and employee benefit costs; attainment of cost reduction goals; impacts of the southern California labor dispute; impacts of the completion of the acquisition of Shaw's; achieving sales increases and increases in comparable and identical sales; opening and remodeling stores; and the Company's five strategic imperatives. These statements are indicated by words or phrases such as "expects," "plans," "believes," "estimate," and "goal". In reviewing such information about the future performance of the Company, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in consumer spending; actions taken by new or existing competitors (including nontraditional competitors), particularly those intended to improve their market share (such as pricing and promotional activities); labor negotiations; adverse determinations with respect to litigation or other claims (including environmental matters); employee benefit costs; the Company's ability to recruit, retain and develop employees; the Company's ability to develop new stores or complete remodels as rapidly as planned; the Company's ability to implement new technology successfully; stability of product costs; the Company's ability to integrate the operations of acquired or merged companies, including Shaw's; the Company's ability to execute its restructuring plans; the Company's ability to achieve its five strategic imperatives; and other factors affecting the Company's business in or beyond the Company's control. These other factors include changes in the rate of inflation; changes in state or federal legislation or regulation; the cost and stability of energy sources; changes in the general economy; and changes in interest rates.

Other factors and assumptions not identified above could also cause the actual results to differ materially from those projected or suggested in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in predictions, assumptions, estimates or changes in other factors affecting such forward-looking information.



Richard S. Simon
DEPUTY GENERAL COUNSEL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 10, 2005

BY E-MAIL and EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Albertson's, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 3, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by John R. Sims, General Counsel for Albertson's, Inc. ("Albertson's" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the February 3, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues – companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

> Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

> **RESOLVED**: That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

II. DISCUSSION

The Company has challenged the Proposal on the following ground: Rule 14a-8(i)(10) (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

The Proposal Is has Not Been Substantially Implemented

The Company argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal calling for a sustainability report, mainly because Albertson's annually puts out its "Company Profile," which describes various highlights of the Company's activities. But while the Proposal does give the Company latitude "to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports," a request to disclose the Company's actual performance in those areas cannot be substantially implemented by listing selected achievements.

The Corporate Profile simply does not report the Company's social and environmental performance. A look at the specific sections of the Profile that the Company references (Company letter at pp. 3-5) instead reveals mostly self-praise, a lack of data that shareholders could use to evaluate social or environmental performance, and no objective analysis, let alone self-criticism. Some of the Company's highlighted achievements may be worthy of mention in a sustainability report; it is another thing entirely to claim that standing alone, they are a sustainability report. In particular:

- The section "Energizing Our Associates: Employing and Energizing a Diverse Work Force," extols the Company's workplace diversity initiatives and worker benefits, but gives no facts as to: the composition of the workforce, composition of management, any changes in composition over time, or any results of efforts to recruit, train or promote minority candidates;

any objective goals for workplace diversity; and how its initiatives are working, or whether there is any area of diversity or treatment of the workforce in which the Company is falling short or sees a need for improvement. There are no statistics of any kind.

- The section "Community Involvement" mentions charitable causes to which the Company donates, but nowhere states the total amount of its own cash the Company contributes, nor whether the amount of its donations has changed over time.

- The section "Environmental Affairs" mentions the Company's positive environmental initiatives, but quantifies little, and does not mention any aspect of its operations that may have any adverse environmental impact. Thus the Company states how much food, plastic, cardboard, metal and 'organics' it recycles, but does not mention: how much waste is not recycled, any measure of how much energy it consumes, any measure of its emissions, any changes in those figures over time, any adverse land use impacts; any objective goals for environmental performance; or any respect at all in which its environmental performance falls short of its goals or could stand improvements (other than such statements as "...Albertsons anticipates many future sustainable packaging improvements"). Other than the amounts recycled, there are no statistics.

- The section "Making Life Easier" mentions the products the Company sells and how it markets them to different groups, but gives no information on whether it purchases from suppliers who conduct their farming, livestock, fishing, processing or manufacturing businesses in a sustainable manner.

In sum, while the Proposal allows the Company to decide how to report its social and environmental performance, shareholders must in any event be given enough information about that performance to assess for themselves how well the Company is doing in those areas. The selected sunny highlights in the Company Profile, with limited objective data, no historical data at all, and no analysis, do not give shareholders that information. As the Company Profile, therefore, simply does not match up to even a very flexible notion of the sustainability report the Proposal calls for, it does not meet the Proposal's "essential objectives" under the decisions the Company cites. *Cf.* Company letter at p. 2.

Accordingly, under the standards set by the Staff's recent decisions under Rule 14a-8(i)(10), on substantial implementation of proposals calling for preparation of reports, the Company has not substantially implemented the Proposal. *See, e.g., Dow Chemical Co.* (Feb. 23, 2005) (rejecting company argument that a company's posting on its website of some incomplete information about its chemical products substantially implemented a proposal calling for a report on various aspects of testing, marketing and regulation of those chemicals); *Wendy's International, Inc.* (Feb. 8, 2005) (rejecting company argument that posting various statements and guidelines on company website substantially implemented a proposal for report on method of animal slaughter); *Burlington Resources, Inc.* (Feb. 4, 2005) (rejecting company argument that a forward-looking initiative to create a future report substantially implemented a sustainability proposal); *Exxon Mobil Corp.* (March 19, 2004) (rejecting company argument that its 21-page report on global warming substantially implemented a proposal calling for release of all research data relevant to the company's stated position on the science of climate change); and *Anadarko Petroleum Corp.* (Feb. 4, 2004) (rejecting company argument that disclosures in its annual report and on its website about environmental risks and environmental principles substantially implemented a proposal for a report on how the company was responding to pressures to reduce greenhouse gas emissions). There is no substitute for a full report on the subjects a proposal specifies.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard Simon

Cc: John R. Sims, Esq.
General Counsel
Albertson's, Inc.
250 ParkCenter Boulevard
Boise, ID 83726

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 3, 2005

The proposal requests that Albertson's disclose its social, environmental and economic performance by issuing annual sustainability reports.

There appears to be some basis for your view that Albertson's may exclude the proposal under rule 14a-8(i)(10). We note your representation that Albertson's prepares and publishes this type of report annually. Accordingly, we will not recommend enforcement action to the Commission if Albertson's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor